AMENDMENT NO. 1

to the

AMENDED AND RESTATED
REVOLVING CREDIT AND TERM LOAN AGREEMENT

Amendment No. 1 (this "Amendment"), dated as of June 30, 2005, by and among **WASTE CONNECTIONS, INC.**, a Delaware corporation (the "Parent"), the subsidiaries of the Parent set forth on the signature pages hereto (collectively with the Parent, the "Borrowers"), **BANK OF AMERICA N.A.**, a national banking association having a place of business at 100 Federal Street, Boston, Massachusetts 02110 and the other banks and lending institutions (collectively, the "Lenders") set forth on the signature pages hereto, and **BANK OF AMERICA N.A.**, as administrative agent for the Lenders (the "Administrative Agent").

WHEREAS, the Borrowers, the Lenders and the Administrative Agent are parties to that certain Amended and Restated Revolving Credit and Term Loan Agreement, dated as of November 17, 2004 (as amended and in effect from time to time, the "Credit Agreement"); and

WHEREAS, the Borrowers have requested that the Administrative Agent and the Required Lenders agree, and the Administrative Agent and the Required Lenders have agreed, on the terms and subject to the conditions set forth herein, to amend certain of the terms and provisions of the Credit Agreement.

NOW THEREFORE, the parties hereto hereby agree as follows:

§1.   Defined Terms. Capitalized terms which are used herein without definition and which are defined in the Credit Agreement shall have the same meanings herein as in the Credit Agreement.

§2.   Amendments to § 8.6 of the Credit Agreement. Section 8.6 of the Credit Agreement is hereby amended by (i) deleting the amount "$50,000,000" in subsection (c) thereof and inserting "75,000,000" in its place, and (ii) deleting the word "subordinated" appearing in subsection (e) thereof.

§3.   Representations and Warranties. Each of the Borrowers hereby represents and warrants to the Lenders as follows:

(a)   The representations and warranties contained in § 6 of the Credit Agreement are true and correct at and as of the date made and as of the date hereof, except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and the other Loan Documents and changes occurring in the ordinary course of business that singly or in the aggregate are not materially adverse, or to the extent that such representations and warranties relate expressly to an earlier date.

(b)   As of the date hereof, after giving effect to the provisions hereof, there exists no Event of Default or Default.

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§4. **Effectiveness.** This Amendment shall be effective upon the execution and delivery of this Amendment signed by each Borrower, the Administrative Agent and the Required Lenders.

§5. **Miscellaneous.** This Amendment may be executed in any number of counterparts, but all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery by facsimile by any of the parties hereto of an executed counterpart of this Amendment shall be as effective as an original executed counterpart hereof and shall be considered a representation that an original executed counterpart hereof will be delivered.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

THE BORROWERS:

WASTE CONNECTIONS, INC.
AMERICAN DISPOSAL COMPANY, INC.
AMERICAN SANITARY SERVICE, INC.
ARROW SANITARY SERVICE, INC.
BITUMINOUS RESOURCES, INC.
BUTLER COUNTY LANDFILL, INC.
CAMINO REAL ENVIRONMENTAL CENTER, INC.
COLD CANYON LAND FILL, INC.
COMMUNITY REFUSE DISPOSAL INC.
CONTRACTORS WASTE SERVICES, INC.
CORRAL DE PIEDRA LAND COMPANY
CURRY TRANSFER & RECYCLING, INC.
D. M. DISPOSAL CO., INC.
DENVER REGIONAL LANDFILL, INC.
EMPIRE DISPOSAL, INC.
ENVIRONMENTAL TRUST COMPANY
ENVIRONMENTAL WASTE SYSTEMS, INC.
FINNEY COUNTY LANDFILL, INC.
G & P DEVELOPMENT, INC.
ISLAND DISPOSAL, INC.
J BAR J LAND, INC.
LEALCO, INC.
LES' COUNTY SANITARY, INC.
MADERA DISPOSAL SYSTEMS, INC.
MAMMOTH DISPOSAL COMPANY
MANAGEMENT ENVIRONMENTAL NATIONAL, INC.
MASON COUNTY GARBAGE CO., INC.
MILLENNIUM WASTE INCORPORATED
MISSION COUNTRY DISPOSAL
MORRO BAY GARBAGE SERVICE
MURREY'S DISPOSAL COMPANY, INC.
NEBRASKA ECOLOGY SYSTEMS, INC.
NOBLES COUNTY LANDFILL, INC.
NORTHERN PLAINS DISPOSAL, INC.

By: _____
          Ronald J. Mittelstaedt
          Chief Executive Officer

NORTHWEST CONTAINER SERVICES, INC.
OKLAHOMA CITY WASTE DISPOSAL, INC.
OKLAHOMA LANDFILL HOLDINGS, INC.
OSAGE LANDFILL, INC.
RED CARPET LANDFILL, INC.
RH FINANCIAL CORPORATION
RHINO SOLID WASTE, INC.
SAN LUIS GARBAGE COMPANY
SCOTT SOLID WASTE DISPOSAL COMPANY
SEDALIA LAND COMPANY
SOUTH COUNTY SANITARY SERVICE, INC.
SOUTHERN PLAINS DISPOSAL, INC.
TACOMA RECYCLING COMPANY, INC.
TENNESSEE WASTE MOVERS, INC.
WASCO COUNTY LANDFILL, INC.
WASTE CONNECTIONS MANAGEMENT SERVICES, INC.
WASTE CONNECTIONS OF ALABAMA, INC.
WASTE CONNECTIONS OF ARIZONA, INC.
WASTE CONNECTIONS OF ARKANSAS, INC.
WASTE CONNECTIONS OF CALIFORNIA, INC. (F/K/A AMADOR DISPOSAL SERVICE, INC.)
WASTE CONNECTIONS OF COLORADO, INC.
WASTE CONNECTIONS OF ILLINOIS, INC.
WASTE CONNECTIONS OF IOWA, INC. (F/K/A WHALEY WASTE SYSTEMS INC.)
WASTE CONNECTIONS OF KANSAS, INC.
WASTE CONNECTIONS OF KENTUCKY, INC.
WASTE CONNECTIONS OF MINNESOTA, INC. (F/K/A RITTER'S SANITARY SERVICE, INC.)
WASTE CONNECTIONS OF MISSISSIPPI, INC. (F/K/A LIBERTY WASTE SERVICES OF MISSISSIPPI HOLDINGS, INC.)
WASTE CONNECTIONS OF MISSOURI, INC.
WASTE CONNECTIONS OF MONTANA, INC.
WASTE CONNECTIONS OF NEBRASKA, INC.
WASTE CONNECTIONS OF NEW MEXICO, INC.
WASTE CONNECTIONS OF OKLAHOMA, INC. (F/K/A B & B SANITATION, INC.)
WASTE CONNECTIONS OF OREGON, INC. (F/K/A SWEET HOME SANITATION SERVICE, INC.)
WASTE CONNECTIONS OF SOUTH DAKOTA, INC.(F/K/A NOVAK ENTERPRISES, INC.)
WASTE CONNECTIONS OF TENNESSEE, INC. (FKA LIBERTY WASTE SERVICES OF TENNESSEE HOLDINGS, INC.)
WASTE CONNECTIONS OF THE CENTRAL VALLEY, INC. (F/K/A/ KINGSBURG DISPOSAL SERVICE, INC.)
WASTE CONNECTIONS OF UTAH, INC.

By: _____

        Ronald J. Mittelstaedt
        Chief Executive Officer

WASTE CONNECTIONS OF WASHINGTON, INC.
WASTE CONNECTIONS OF WYOMING, INC.
WASTE CONNECTIONS TRANSPORTATION COMPANY, INC.
WASTE SERVICES OF N.E. MISSISSIPPI, INC.
WCI OF GEORGIA, INC.
WEST COAST RECYCLING AND TRANSFER, INC.

By: _____

        Ronald J. Mittelstaedt
        Chief Executive Officer

COLUMBIA RESOURCE CO., L.P.
FINLEY-BUTTES LIMITED PARTNERSHIP

By: Management Environmental National, Inc.,
       its General Partner

    By: _____

        Ronald J. Mittelstaedt
        Chief Executive Officer

EL PASO DISPOSAL, LP

By: Waste Connections of Texas, LLC,
       its General Partner

    By: Waste Connections Management Services, Inc.,
         its Manager

    By: _____

        Ronald J. Mittelstaedt
        Chief Executive Officer

SANTEK ENVIRONMENTAL OF MISSISSIPPI, L.L.C.
WASTE SERVICES OF MISSISSIPPI, LLC

By: Waste Connections, Inc.,
        its Managing Member

        By: _____
                Ronald J. Mittelstaedt
                Chief Executive Officer

WASTE CONNECTIONS OF TEXAS, LLC

By: Waste Connections Management Services, Inc.,
        its Manager

        By: _____
                Ronald J. Mittelstaedt
                Chief Executive Officer

RAILROAD AVENUE DISPOSAL, LLC
SCOTT WASTE SERVICES, LLC

By: Waste Connections, Inc.
        Its Manager

        By: _____
                Ronald J. Mittelstaedt
                Chief Executive Officer

WASTE SOLUTIONS GROUP OF SAN BENITO, LLC

By: Waste Connections, Inc.,
        its Manager

By: _____
        Ronald J. Mittelstaedt
        Chief Executive Officer

BANK OF AMERICA, N.A,
as Administrative Agent

By:_____
     Carol G. Aim
     Assistant Vice President

BANK OF AMERICA, N.A,
as Lender

By:_____
     Maria F. Maia
     Managing Director

DEUTSCHE BANK TRUST COMPANY AMERICAS,
individually and as Syndication Agent

By:_____
       Name:
       Title:

WELLS FARGO BANK, N.A.

By:_____

      Name:

      Title:

CALYON NEW YORK BRANCH

By:_____
        Name:
        Title:

UNION BANK OF CALIFORNIA, N.A.

By:_____
          Name:
          Title:

LASALLE BANK NATIONAL ASSOCIATION

By:_____
　　　　Name:
　　　　Title:

U.S. BANK NATIONAL ASSOCIATION

By:_____
        Name:
        Title:

JPMORGAN CHASE

By:_____
        Name:
        Title:

GUARANTY BANK

By:_____
        Name:
        Title:

FIRST BANK D/B/A FIRST BANK & TRUST

By:_____
    Name:
    Title:

KEYBANK NATIONAL ASSOCIATION

By:_____
       Name:
       Title:

**COMMERZBANK AG, NEW YORK
AND GRAND CAYMAN BRANCHES**

By:_____
        Name: Christian Jagenberg
        Title: SVP and Manger

By:_____
        Name: Yangling Joanne Si
        Title: AVP

CITICORP NORTH AMERICA, INC.

By:_____
          Name:
          Title:

BANK OF THE WEST

By:_____

       Name:

       Title:

PEOPLE'S BANK

By:_____

      Name:

      Title:

BANK OF SCOTLAND

By:_____
          Name:
          Title: